SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             Information to be Included in Statements Filed Pursuant
            to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
                                  Rule 13d-2(a)

                                (Amendment No. 3)

                              E COM VENTURES, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of class of securities)

                                   26830k 20 5
                                 (CUSIP Number)

                           Geoffrey Etherington, Esq.
                              Edwards & Angell, LLP
                              750 Lexington Avenue
                               New York, NY 10022
                                 (212) 756-0237
                 (Name, Address, and Telephone Number of person
                authorized to receive notices and communications)

                                  July 9, 2003
             (Date of event which requires filing of this statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box: [__].

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 26830k 20 5              Schedule 13D                      Page 2 of 5

1. Name of Reporting Person / I.R.S. Identification No. of Above Person

Glenn H. Nussdorf

2. Check the Appropriate Box if a Member of a Group                      (a) [ ]
                                                                         (b) [X]

3. SEC Use Only

4. Source of Funds

PF

5. Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to Items
   2(d) or 2(e)                                                              [ ]

6.  Citizenship or Place of Organization

United States citizen

Number of                  7.        Sole Voting Power                   285,590
Shares
Beneficially
Owned By                   8.        Shared Voting Power                    None
Each
Reporting
Person With                9         Sole Dispositive Power              285,590


                           10        Shared Dispositive Power               None


11. Aggregate Amount Beneficially Owned by Each Reporting Person

285,590

12.  Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
     Instructions)                                                           [ ]

13. Percent of Class Represented by Amount in Row (11)

11.50%

14.  Type of Reporting Person

IN


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CUSIP No. 26830k 20 5              Schedule 13D                      Page 3 of 5

1. Name of Reporting Person / I.R.S. Identification No. of Above Person

Stephen L. Nussdorf

2. Check the Appropriate Box if a Member of a Group                      (a) [ ]
                                                                         (b) [X]

3. SEC Use Only

4. Source of Funds

PF

5. Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to Items
   2(d) or 2(e)                                                              [ ]

6.  Citizenship or Place of Organization

United States citizen

Number of                  7.        Sole Voting Power                   121,000
Shares
Beneficially
Owned By                   8.        Shared Voting Power                    None
Each
Reporting
Person With                9         Sole Dispositive Power              121,000


                           10        Shared Dispositive Power               None


11. Aggregate Amount Beneficially Owned by Each Reporting Person

121,000

12.  Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
     Instructions)                                                           [ ]

13. Percent of Class Represented by Amount in Row (11)

4.87%

14.  Type of Reporting Person

IN



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CUSIP No. 26830k 20 5              Schedule 13D                      Page 4 of 5

This Amendment No. 3 to Schedule 13D relates to the Common Stock, par value $0.01 per share, of E Com Ventures, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 11701 NW 101st Road, Miami, FL 33178.

This Amendment relates to the Schedule 13D originally filed June 19, 2003 by Glenn H. Nussdorf, as amended July 7, 2003 and July 9, 2003 by Glenn H. Nussdorf and Stephen L. Nussdorf (as amended, the "Initial Schedule 13D"). Item 5 of the Initial Schedule 13D is being amended to reflect certain purchases of common stock of the Issuer by Stephen L. Nussdorf. Glenn H. Nussdorf and Stephen L. Nussdorf may be considered a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, although each disclaims beneficial ownership of the securities owned by the other. Except as provided herein, the Amendment does not modify any of the information previously reported on the
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby supplemented and amended as follows:

Item 5(b). As of the close of business on July 7, 2003, Glenn H. Nussdorf beneficially owned 285,590 shares of common stock, constituting approximately 11.50% of the shares outstanding. Glenn H. Nussdorf has sole voting and dispositive power with respect to all of the shares beneficially owned by him. As of the close of business on the same day, Stephen L. Nussdorf beneficially owned 121,000 shares of common stock, constituting approximately 4.87% of the shares outstanding. Stephen L. Nussdorf holds these shares in a joint account with his wife.

Item 5(c). Stephen L. Nussdorf effected the following transactions in Issuer's common stock since the last transaction reported in Amendment No. 2 to the
Schedule 13D:

Date                   # of Shares           Price per share         Nature of Transaction
----                   -----------           ---------------         ---------------------

July 9, 2003               5,370                 $9.55               Open market purchase

July 9, 2003               100                   $9.57               Open market purchase

July 9, 2003               3,500                 $9.60               Open market purchase

July 9, 2003               1,030                 $9.65               Open market purchase

July 9, 2003               100                   $9.74               Open market purchase

July 9, 2003               2,300                 $9.75               Open market purchase

July 9, 2003               2,900                 $9.80               Open market purchase

July 9, 2003               4,000                 $9.90               Open market purchase

July 9, 2003               2,000                 $9.95               Open market purchase

July 9, 2003               3,650                 $10.00              Open market purchase

July 9, 2003               50                    $10.85              Open market purchase

            Total          25,000

CUSIP No. 26830k 20 5              Schedule 13D                      Page 5 of 5

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 10, 2003

                                   /s/  Alfred R. Paliani
                                   ---------------------------------------------
                                   Glenn H. Nussdorf
                                   By:  Alfred R. Paliani, attorney-in-fact


                                   /s/  Alfred R. Paliani
                                   ---------------------------------------------
                                   Stephen L. Nussdorf
                                   By:  Alfred R. Paliani, attorney-in-fact